Power Reimagined

LiquidPiston Overview

July, 2018



www.liquidpiston.com

Traction

LiquidPiston

Awards:

AUVSI
NOVUSUNMANNED
SIKORSKY
A LOCKHEED MARTIN COMPANY

Partners:

GENERAL ATOMICS
HDT
DARPA
BRIDGING THE GAP
POWERED BY IDEAS
DEPARTMENT OF THE ARMY
UNITED STATES OF AMERICA
1775

Featured in:

WIRED
gizmag
Forbes
Discovery CHANNEL
POPULAR MECHANICS
FOX NEWS .com

Company overview

"Dolby Labs" business model: LPI develops and licenses compact & efficient power solutions, based on a new thermodynamic cycle & rotary engine technology


The "Old Way"
The "New Way"

- Innovative Team
  3 PhDs
- $9M in DoD R&D
  Contracts
- 70%
  EBITDA Licensing Model
- Collab. Partners:
  GA & HDT
  …
- Operational Prototype
  TRL 6
- 45 Patents (issued + pending)
- 10x smaller
  2x more efficient

Intro / Team



Dr. Alexander Shkolnik – Co-Founder & CEO

- PhD in Computer Science from MIT
- Technical focus on leading teams in modeling dynamic systems, optimization and controls



Dr. Nikolay Shkolnik – Co-Founder & CTO

- PhD in Physics from UConn
- Former Clean Energy Program Director, GEN3
- Motorola award for Creativity
- > 25 patents: engines, fuel cells, super caps, etc.
- TRIZ expert



Per Suneby, VP of Corporate Development

- MBA, Harvard; BASc Electrical Engineering, U. British Columbia
- Seasoned tech & clean tech startup executive
- NE Clean Energy Fellow

Independent Board Director

Dr. Tony Tether, Retired Director of DARPA; Oversaw $25B while at DARPA.

Team of 16 engineers; Network of advisors and consultants

POWER & ENERGY are limiting today's vehicles {ground / sea / air}


Gasoline engines are inefficient
Diesel engines are heavy
Electric: 1000 lb. battery = 20 lb. fuel (!)
↓ Range
↓ Capacity
↑ Cost
↑ CO_2
LiquidPiston

Power Reimagined: Physics tells us – we can do better!


Want to "Stretch" this curve to maximize power and efficiency
Pressure
Power Loop
Pumping Loop
PATM
PMAN
VTDC
Volume
VBDC

Advanced Thermodynamic Cycle

+


Combustion Chamber
Intake Port
Rotor
Exhaust Port
Combustion Chamber
Housing

New Rotary Engine Architecture

2x more efficient

2x quieter

10x smaller & lighter

1000x less vibration

Technology: it’s not a Wankel!





Wankel Engine

- Poor combustion (long flat chamber)
- Poor sealing (apex seal corners)
- Poor lubrication (seals hard to lube)

→ Bad efficiency, durability, lubrication, emissions…

LPI Engine

- High compression ratio
- Constant-volume combustion
- Over-expansion
- Direct lubrication of seals

→ efficient, durable, good emissions

LiquidPiston

Extensive IP portfolio


The United States of America

The Director of the United States Patent and Trademark Office

Has received an application for a patent for a new and useful invention. The title and description of the invention are enclosed. The requirements of law have been complied with, and it has been determined that a patent on the invention shall be granted under the law.

Therefore, this

United States Patent

Grants to the person(s) having title to this patent the right to exclude others from making, using, offering for sale, or selling the invention throughout the United States of America or importing the invention into the United States of America, and if the invention is a process, of the right to exclude others from using, offering for sale or selling throughout the United States of America, or importing into the United States of America, products made by that process, for the term set forth in 35 U.S.C. 154(a)(2) or (c)(1), subject to the payment of maintenance fees as provided by 35 U.S.C. 41(b). See the Maintenance Fee Notice on the inside of the cover.

Michelle K. Lee

Deputy Director of the United States Patent and Trademark Office


HEHC
Thermodynamic
Cycle
Engine Architectures
(e.g., LPI-X Rotary)
Enabling Technologies – e.g., sealing,
cooling, controls, other

- Comprehensive patent coverage
- 45 patents issued / pending (worldwide/PCT)
- Defensible & extensible
- IP strategy supports licensing model

LiquidPiston

Key enabling technology for vehicle electrification


Today's EV: big, heavy, expensive battery
Battery
Electric motors

Key enabling technology for vehicle electrification


HEHC ReV: Increased range, small, cheap battery
Recharge in 2 minutes
Combustion engine
Generator
Converter
Electric motors
Fuel tank
Battery

Traction with beachhead customer: U.S. DoD





$9M in government contracts

Army: 2kw hybrid electric power supply for M777 Howitzer.

Partners: GENERAL ATOMICS, HDT Global

DARPA: 40 HP high efficiency compact heavy fuel X-engine development contract. For UAVs and/or generators.

LPI-X Engines: Two initial application pathways

LPI-X Platform	Military	Commercial
2018	2018-2020	2020+



3-5 HP (70cc) X-Mini





Micro-CHP





40 HP (750cc) X4 concept





"Dolby Labs" Business Model: Engineering and Licensing

$ Engineering Services

- Engine design & testing for OEMs and mfg partners
- Productization & industrialization engineering support
- Post-sales technical support

$ Government Contracts

- DoD, DoE engine and energy conversion technology development
- System demonstration projects (propulsion, power gen., etc.)

$ License/Royalties: Upfront & Recurring

- Technology, engine design, and manufacturing licenses
- LPI is global IP and learning "clearinghouse"

$ Engine Product Sales

- Low volume pilot production or niche market supply
- Contract manufacturers managed by LPI

$1M Wefunder raise – use of funds

- Technology and platform development – endurance and other testing; initial next generation platform R&D
- Non-DoD funded expenditures for business development and commercial readiness – primary focus on signing 1-2 strategic partners (OEMs, engine manufacturers)
- Help extend company cash runway for $10M Series A raise in the next 6 – 9 months

Summary

Game Changing

- New thermodynamic cycle, rotary engine
- Up to 2x more efficient, up to 10x smaller
- 45 patents issued / pending

Customer Traction

- Beachhead customer: U.S. DoD {Army, DARPA}
  - $9M in R&D contracts, 2016-2019
- Collaborating with General Atomics, HDT
- Army to Field test 2kW generator Q1 2019
- Multiple partnering engagements underway

Ramp Up

- Leveraging 10 years of prior R&D
- Raising $10M Series A – next 6 – 9 months
- Business model: licensing, engineering services
- Multiple exits possible in 3-5 years

LiquidPiston

LiquidPiston

Power Reimagined